REPUBLIC POWER GROUP LTD.

January 13, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Gibbs-Tabler
Jan Woo
Megan Akst
Christine Dietz

Re:	Republic Power Group Ltd.
Amendment No.3 to Registration Statement on Form F-1
Filed December 23, 2022
File No. 333-266256

Ladies and Gentlemen:

This letter is in response to the letter dated January 11, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 4 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 3 to the Registration Statement Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

1.	As previously requested in prior comment 7 of our letter dated April 19, 2022 and prior comment 1 of our letter dated August 2, 2022, please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response: In response to the Staff’s comment, we updated our disclosure on page 39 of the Amended Registration Statement to clarify that the management of the Company believes the Company will be able to conduct planned operations using only currently available capital resources until June 30, 2023.

Selling Shareholders, page 59

2.	Please revise the table to reflect only the selling shareholders who are offering shares in this prospectus as part of the underwriting agreement. We note that you have a separate Resale Prospectus for the shares being offered by selling shareholders who have not entered into an underwriting agreement. Please also revise the table in the Resale Prospectus to reflect only the shares being sold pursuant to that prospectus.

Response: In response to the Staff’s comment, we revised the selling shareholder(s) tables on pages 59 and Alt-2 of the Amended Registration Statement, so that the table in the Public Offering Prospectus only include the selling shareholder who is offering shares as part of the underwriting agreement, and the table in the Resale Prospectus only reflect the selling shareholders whose shares are being sold pursuant to the Resale Prospectus.

Consolidated Financial Statements

Note 14. Subsequent events, page F-25

3.	You disclose that subsequent events were evaluated through December 20, 2022, the date the consolidated financial statements were issued. However, we note that the audit opinion is dated December 22, 2022. Please advise or revise.

Response: In response to the Staff’s comment, we revised our disclosure on page F-25 to clarify that the subsequent events were evaluated through December 22, 2022.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. and Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212) 530-2206, respectively.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC